Eric J. Gervais
Attorney

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.

January 31, 2011

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Larry L. Greene

Re:	Proxy Statement for Tortoise Capital Resources Corporation (the “Company”)

To the Commission:

On January 12, 2011, the Company filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to Section 14 of the Securities Exchange Act of 1934.

The Company subsequently received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”).  The Company is filing concurrently herewith its definitive proxy statement (the “Definitive Proxy Statement”).  A summary of each oral comment received from the Staff is included in this letter for your reference.  The Company’s response is presented below each comment.

1.
Comment:  The notice of annual meeting of stockholders provides that one of the reasons the meeting is being held is to “vote upon a proposal authorizing the Company to sell warrants or securities to subscribe for or convertible into shares of common stock.”  If the term “securities” includes rights and/or options, please discuss that fact.

Response:  The referenced disclosure has been revised as requested.

2.
Comment:   Disclosure found under the heading “Committees of The Board of Directors - Nominating, Corporate Governance and Compensation Committee” discusses how the Nominating, Corporate Governance and Compensation Committee considers diversity.   Does the Committee have a policy with regard to the consideration of diversity in

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identifying director nominees? If yes, please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K. If not, please so state.

Response:  The Nominating, Corporate Governance and Compensation Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees.  The disclosure has been revised to make this fact clear.

3.	Comment: Please revise the heading of each Proposal so that they are not in all capital letters.

Response: The disclosure has been revised as requested.

4.	Comment: In Proposal Three, please clarify what is meant by the term "securities." If the term “securities” includes rights and/or options, please discuss that fact.

Response: The disclosure has been revised as requested.

5.
Comment:  In the second sentence of the second paragraph of Proposal Two please make clear whether the phrase “as of the date of issuance” refers to the warrants or the common shares issuable upon their exercise.

Response:  The disclosure has been revised as requested.

6.	Comment: Please mention the current exercise price of the outstanding warrants in the second paragraph under the heading “Amendment of Existing Warrants upon Approval of Proposal” in Proposal Two.

Response: The disclosure has been revised as requested.

7.
Comment:  In the second paragraph under the heading “Amendment of Existing Warrants upon Approval of Proposal” in Proposal Two please make clear that the amendment of existing warrants is only one of the actions the Company may take if the Proposal is approved.

Response: The disclosure has been revised as requested.

8.	Comment: Please revise the disclosure under the heading “Dilution” in Proposal Two to briefly mention how a stockholder’s interest in the Company may be diluted.

Response: The disclosure has been revised as requested.

9.
Comment:  Please revise the first sentence under the bullet points in Proposal Three to reference the fact that stockholders will no longer be afforded the protections of the 1940 Act if the Proposal is approved.  Please also revise the disclosure to reference the potential effects on leverage restrictions.

Response: The disclosure has been revised as requested.

                                                               HUSCH BLACKWELL LLP

10.	Comment: Please revise footnote ** in the BDC comparison table in Proposal Three to mention the percentage of the Company’s distributions that were return of capital in 2010.

Response: The disclosure has been revised as requested.

On behalf of the Company with respect to the Definitive Proxy Statement, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

                                                      HUSCH BLACKWELL LLP